The Prudential Insurance Company of America	Jordan K. Thomsen
Vice President and Corporate Counsel

The Prudential Insurance Company of America
213 Washington Street
Newark, NJ 07102-2992
(973) 802-4193 fax: (973) 802-9560

February 14, 2019

Sonny Oh
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Talcott Resolution Life Insurance Company Separate Account One (formerly Hartford Life Insurance Company Separate Account One)
Withdrawal of 485APOS
Filed December 6, 2018
Registration No. 002-98140, 811-04315
CIK: 0000769785

Dear Mr. Oh:

On behalf of the Registrant, I hereby request withdrawal of the referenced 485APOS as filed with the Securities and Exchange Commission ("Commission") on December 6, 2018. Per our phone conversation, I am requesting withdrawal, because the filing did not achieve its intended purpose of generating a contract identifier number for the S-6 Registration Statement. As you’ve clarified, EDGAR does not issue contract identifiers to S-6 filings. We intend to re-file the 485APOS selecting N-6 as the form type for the sole purpose of obtaining the contract identifier, which is required for our upcoming inaugural N-CEN filing.

For the foregoing reason, I respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

Please direct any question or comment to me at the number above.

Sincerely,

___________________________________
Jordan K. Thomsen
The Prudential Insurance Company of America